October 6, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Registration Statement on Form F-1 Filed September 20, 2022 File No. 333-265900

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 29, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-265900) filed by the Company on September 20, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the F-1 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Registration Statement on Form F-1, Filed September 20, 2022

Cover Page

1.	We note your revised disclosure indicating that your share price on the CSE “may not be indicative of the actual offering price” and that the offering price “may be at a discount to the current market price.” Accordingly, please revise the cover page of the preliminary prospectus to include a bona fide price range of the offered securities or, alternatively, an expected range of deviation from the home market trading price. For additional guidance, refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment the Company has revised its disclosure on the cover page and throughout Amendment No. 3 to provide a bona fide price range of the offered securities.

2.	We note that you reference your share price on the TASE, though elsewhere you refer to being listed on the CSE, not the TASE. Please revise to instead refer to the CSE or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 3 to remove reference to the TASE.

Prospectus Summary, page 1

3.	On page 3 and elsewhere you state that Medigus will be entitled to receive 40,471 Common Shares upon the successful completion of your initial public offering pursuant to an anti-dilution mechanism in the Medigus Amendment. On page 11 you state that the offering information presented assumes 1,041,666 Common Shares will be issued pursuant to an anti-dilution provision included in the Medigus Amendment. Please reconcile these figures or advise.

Response: In response to the Staff’s comment, the Company has reconciled the disclosure on page 11 of Amendment No. 3 to match the disclosure on page 3 of Amendment No. 3 with reference to the number of Common Shares to be issued to Medigus through the anti-dilution mechanism in the Medigus Amendment.

Dilution, page 73

4.	Please also present the net tangible book value and the per share information in CAD$, to be consistent with the financial statements on page F-25.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Amendment No. 3 to present the net tangible book value and the per share information in CAD$, to be consistent with the financial statements on page F-25.

Management’s Discussion and Analysis

Components of Operating Results

Year Ended October 31, 2021 Compared to Year Ended October 31, 2020

Net loss, page 77

5.	Please revise the net loss disclosure to agree to the Statement of Operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 3 to discuss net loss and comprehensive loss, such that it is now consistent and agrees with the disclosure in the Statement of Operations.

Consolidated Financial Statements, page F-4

6.	Please reflect the 1:30 reverse stock split retroactively for all periods presented pursuant to SAB Topic 4.C.

Response: In response to the Staff’s comment the Company has revised its disclosure throughout the consolidated financial statements to reflect the 1:30 reverse stock split retroactively for all periods presented pursuant to SAB Topic 4.C.

Exhibits

7.	Please have counsel revise its opinion, filed as Exhibit 5.1, to revise the limitation on reliance in the last two sentences of the opinion. Refer to Staff Legal Bulletin No. 19, Section II.B.3.d. Please also tell us whether the opinion covers the common shares underlying the 59,896 underwriter’s warrants, which are referenced on page 10. Finally, please revise to remove the following assumption “[T]o the extent the Officer’s Certificate and any other certificate or document referenced herein, is based on any assumption, given in reliance on any other certificate or document, understanding or other criteria or is made subject to any limitation, qualification or exception, our opinions are also based on such assumption, given in reliance on such other certificate, document, understanding or other criteria and are made subject to such limitation, qualification or exception.”

Response: In response to the Staff’s comment the Company has re-filed Exhibit 5.1 to remove the limitation on reliance in the last two sentences of the opinion. In addition, the Company has revised Exhibit 5.1 to clarify that the opinion covers the common shares underlying the 66,700 underwriter’s warrants issued as part of the offering, reflecting the updated deal size. Finally, the Company revised Exhibit 5.1 to remove the aforementioned assumption.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer

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